GDH 粵海投資有限公司
GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/206/TH/2001

31st December, 2001

VIA AIR MAIL


02002766

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn.: Special Counsel
Office of International Corporate Finance

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Return on Movement of Listed Equity Securities for the month ended 30th November, 2001;

2. Form D2 dated 22nd November, 2001; and

3. Form SC1 dated 30th November, 2001.

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED

Theresa L. Ho
Company Secretary

dw 1/31

Encls.

香港干諾道中148號粵海投資大廈27-29樓
27-29/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel : (852) 2860 4368 圖文傳真 Fax : (852) 2528 4386 國際網址 Internet : http://www.gdi.com.hk

FORM I

EXEMPTION NO.
82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 November 2001

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar
(Name of Responsible Official)

Tel No.: 28469997

Date : 14 December 2001

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference shares : ✓
3. Other classes of shares : ☐ please specify : ________
4. Warrants : ☐ please specify : ________

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¾ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	4,869,732,672	85,949	N/A
Increase / (Decrease) during the month	263,250,000	Nil	N/A
Balance at close of the month :	5,132,982,672	85,949	N/A

...../2

(D) **Details of Movement :**

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$4.536	1,490,000	Nil	Nil	Nil	1,490,000	
2. HK$2.892	6,005,000	Nil	Nil	Nil	6,005,000	
3. HK$3.024	5,575,000	Nil	Nil	225,000	5,350,000	
4. HK$0.5312	167,000,000	Nil	Nil	Nil	167,000,000	
5. HK$0.74	Nil	19,500,000	Nil	Nil	19,500,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¾ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :	N/A			
Placing	Price :	Issue and allotment Date :	N/A			
Bonus Issue		Issue and allotment Date :	N/A			
Scrip Dividend		Issue and allotment Date :	N/A			
Repurchase of share		Cancellation Date :	N/A			
Redemption of share		Redemption Date :	N/A			
Consideration issue	Price :	Issue and allotment Date :	N/A			
Others (please specify)	Price : HK$0.80	Issue and allotment Date :	30/11/2001			263,250,000 (see remarks)
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :						263,250,000

Remarks : A total of 263,250,000 ordinary shares were allotted on 30 November 2001 following the conversion of US$27,000,000.00 convertible bonds due 2005.

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.


CR

Companies Registry
公 司 註 冊 處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: 31340

1 Company Name 公司名稱

Guangdong Investment Limited
粵海投資有限公司

2 Type of Change 更改事項

☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☑ Change of particulars 更改資料

3 Details of Change 更改詳情

A. Resignation or Cessation 辭職或停職

☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

Date 日期 (DD 日 / MM 月 / YYYY 年)	Alternate To 替代

Presentor's Name and Address
提交人的姓名及地址

Mrs. Ho Lam Lai Ping, Theresa
27/F.-29/F., Guangdong Investment Tower,
148 Connaught Road Central, Hong Kong

For Official Use
請勿填寫本欄


RECEIVED 收件日期
23 - 11 - 2001
COMPANIES REGISTRY
(Administration Section)
公司註冊處
(行政組)

Notification of Changes of Secretary and Directors (D2)
秘書及董事資料更改通知書

Company Number 公司編號: 31340

3 Details of Change 更改詳情 (cont'd 續上頁)

B. Appointment／Change of particulars 委任／更改資料

Brief Description 簡略描述	Effective Date(s) 生效日期
Change of address of director Addition of Hong Kong Identity Card Number of director	19 / 11 / 2001 DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名: Ye Xuquan 叶 旭全

Name／New Name 姓名／新姓名: N/A
Surname 姓氏 / Other names 名字

N/A
Alias (if any) 別名（如有的話）

N/A
Previous Names 前用姓名

Address 地址: Room 2207, 2, Macdonnell Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R004702(2)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes (Nil) Continuation Sheet A and (Nil) Continuation Sheet B.
本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。

Signed 簽名：



(Name 姓名)：(Ho Lam Lai Ping, Theresa) Date 日期： 22nd November, 2001

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~
~~董事~~／秘書／~~經理~~／~~授權代表~~

EXEMPTION NO.
82-3772

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公 司 註 冊 處

Company Number 公司編號

31340

1 Company Name 公司名稱

Guangdong Investment Limited (粤海投資有限公司)

2 Date(s) of Allotment 分配日期

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
30	11	2001	to 至	-	-	-

3 Totals of this Allotment 此股份分配的總款額 : -

Nominal Amount Paid and Payable
已繳及應繳的總面額

HK$ 131,625,000.00

Premium Amount Paid and Payable [(A) + (B)]
已繳及應繳的溢價總額 [(A) +(B)]

HK$ 78,975,000.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,566,491,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	263,250,000	HK$0.50	HK$0.80	-	HK$0.30	HK$78,975,000.00

Presentor's Name and Address
提交人的姓名及地址

Guangdong Investment Limited
27/F.-29/F., Guangdong Investment Tower,
148 Connaught Road Central,
Hong Kong

For Official Us
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

30/11/2001
CR No. :
Sh. Form :
08
CHQ

HH377094
-031340-
SC1
$30,000.00
$30,000.00

6 Shares Allotted for other than Cash 非現金支付的分配股份

Class of Shares 股份類別		No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
				N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別 Ordinary	Class 類別	Class 類別
GDH Limited	29th Floor, Guangdong Investment Tower, 148 Connaught Road Central Hong Kong	263,250,000		
	Total Shares Allotted by Class 各類股份分配總額	263,250,000		

Signed 簽名：



Name 姓名： Ho Lam Lai Ping, Theresa

~~Director 董事~~／Secretary 秘書

Date 日期： 30 November 2001